

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2014

Via E-mail
Susan Hardwick
Chief Financial Officer
Vectren Corporation
One Vectren Square
Evansville, Indiana 47708

>   **Re: Vectren Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2013**
>   **Filed February 20, 2014**
>   **File No. 1-15467**

Dear Ms. Hardwick:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 8. Financial Statements and Supplementary Data, page 67

1. Please tell us why you have not presented the summarized financial data under Rule 4-08(g) of Regulation S-X for your equity method investments for the years presented. Additionally, please provide us with your significance test with respect to income before continuing operations before income taxes to determine whether the financial statements of ProLiance Energy are required under Rule 3-09 of Regulation S-X. Please refer to Rule 1-02(w)(3) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding our comment. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief